Shareholder meeting

On December 1, 2004, a Special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 912,335 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         900,543            11,792
Richard P. Chapman, Jr. 900,543            11,792
William H. Cunningham   897,873            14,462
Ronald R. Dion          900,543            11,792
Charles L. Ladner       900,543            11,792
Dr. John A. Moore       900,543            11,792
Patti McGill Peterson   897,873            14,462
Steven R. Pruchansky    900,543            11,792
James A. Shepherdson    900,543            11,792